0UNITED CANNABIS CORPORATION
                           301 Commercial Road, Unit D
                                Golden, CO 80401
                                 (303) 386-7104


                                  May 16, 2018


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

    Re:  United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-223101


     United Cannabis Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to May 21, 2018, 11:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very Truly Yours,


                                     /s/ Chad Ruby
                                     ------------------------
                                     Chad Ruby
                                     Chief Operating Officer